Exhibit 99.1

NXT ENERGY SOLUTIONS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON
WEDNESDAY JUNE 21, 2017

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Common Shares”) of NXT Energy Solutions Inc. (the “Corporation” or “NXT”) will be held at

Norton Rose Fulbright Canada LLP
400 3rd Avenue SW, Suite 3700
Calgary, Alberta T2P 4H2
Canada
Telephone: 403 267 8222

At 2:00 p.m. (local / Mountain time) on Wednesday, June 21, 2017 for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for the year ended December 31, 2016 and the report of the auditors thereon;

2.	to appoint auditors of the Corporation for the ensuing year at a remuneration to be determined by the Board of Directors;

3.	to elect directors of the Corporation for the ensuing year;

4.	to consider and, if thought appropriate, to pass an ordinary resolution approving the adoption of a Majority Voting Policy in respect of the election of new Directors.

5.	to consider and, if thought appropriate, to pass an ordinary resolution approving the adoption of a Restricted Share Unit plan (“the RSU Plan”).

6.	to transact such other business as may be properly brought before the Meeting.

The specific details of the matters to be brought before the Meeting are set forth in the accompanying Information Circular and appendices thereto.

The Board of Directors (the “Board”) of the Corporation has fixed April 28, 2017 as the record date (the “Record Date”) for the determination of Shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof.

DATED at Calgary, Alberta, this 15th day of May, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

“George Liszicasz”

Chairman and Chief Executive Officer

Important
Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to complete, date and sign the enclosed instrument of proxy and return it to Computershare Trust Company at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, (facsimile: 1-866-249-7775) at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment thereof

Shareholders are cautioned that the use of mail to transmit proxies is at each shareholder's risk.